SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

LINGAS VENTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

535738 108
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
 (516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)
________________________
 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535738 108	13D	Page 2 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric Hagen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 535738 108	13D	Page 3 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.55%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 535738 108	13D	Page 4 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven Brandt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.55%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 535738 108	13D	Page 5 of 19

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Lingas Ventures, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3240 West 71st Avenue, Unit 5, Westminster, Colorado 80030.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Eric Hagen (“Hagen”), Jonathan Hunt (“Hunt”) and Steven Brandt (“Brandt”). Each of the foregoing is referred to as a “Reporting Person” and collectively, the “Reporting Persons”.

(b) The Reporting Persons business address is 3240 West 71st Avenue, Unit 5, Westminster, Colorado 80030.

(c) Hagen is President and Chief Executive Officer of the Issuer; his principal occupation is a sales director at Classified Verticals. Hunt is Vice President and Secretary of the Issuer; his principal occupation is an electrician for the IBEW. Brandt is Vice President and Treasurer of the Issuer; his principal occupation is operating The Cooler Company, a company which supplies and installs HVAC equipment in residential and commercial properties. The address of the Issuer is 3240 West 71st Avenue, Unit 5, Westminster, Colorado 80030.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Hagan, Hunt and Brandt purchased 49,000,000, 48,000,000 and 48,000,000 shares of Common Stock in consideration for an aggregate of $21,750 from their personal funds pursuant to a common stock purchase agreement, dated March 17, 2014 among John C. Ngitew (“Ngitew”), Grace E. Parines (“Parines”), Hagen, Hunt and Brandt (the “Purchase Agreement”). In connection with the closing of the Purchase Agreement, Ngitew and Parines resigned from their positions as officers and directors of the Issuer and Hagen was appointed President, Chief Executive Officer and a director, Hunt was appointed Vice President, Secretary and a director and Brandt was appointed Vice President and Treasurer of the Issuer.

Item 4. Purpose of Transaction.

The shares of common stock acquired by the Reporting Persons were acquired in order to gain control of the Company and effectuate a change in the business and operations of the Issuer. On April 7, 2014, the Reporting Persons adopted resolutions which authorized the Company to act on a proposal to amend and restate its Articles of Incorporation to (i) change the name of the Company from “Lingas Ventures, Inc.” to “Cannabis Kinetics Corp.”, (ii) to implement a reverse stock split pursuant to which each ten (10) shares of Common Stock issued and outstanding immediately prior to the effectiveness of the amendment shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock and (iii) to increase the authorized share capital of the Company by providing for the adoption of 10,000,000 shares of blank check preferred stock. The Reporting Persons, as the new management of the Issuer, are currently negotiating a license agreement to utilize recipes and know-how to formulate marijuana infused beverage products. Although management cannot predict that such license agreement will be executed between the parties, the Reporting Persons are seeking various other opportunities in the recreational and medical marijuana industry.

CUSIP No. 535738 108	13D	Page 6 of 19

Other than as set forth above, the Reporting Persons do not have any other plans or proposals that would relate to or result in any of the matters set forth below.

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of March 19, 2014, (i) Hagen is deemed the beneficial owner of 49,000,000 shares of Common Stock representing 16.9% of the Issuer’s outstanding Common Stock, (ii) Hunt is deemed the beneficial owner of 48,000,000 shares of Common Stock representing 16.55% of the Issuer’s outstanding Common Stock, and (iii) Brandt is deemed the beneficial owner of 48,000,000 shares of Common Stock representing 16.55% of the Issuer’s outstanding Common Stock. The foregoing percentages are based upon 290,000,009 shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended November 30, 2013, as filed with the Securities and Exchange Commission on March 17, 2014.

(b) Hagen has the sole power to vote or to direct the vote of 49,000,000 shares and to dispose of or to direct the disposition of 49,000,000 shares of Common Stock. Hunt has the sole power to vote or to direct the vote of 48,000,000 shares and to dispose of or to direct the disposition of 48,000,000 shares of Common Stock. Brant has the sole power to vote or to direct the vote of 48,000,000 shares and to dispose of or to direct the disposition of 48,000,000 shares of Common Stock.

CUSIP No. 535738 108	13D	Page 7 of 19

(c) Other than the purchase described in Item 3 above, during the past 60 days, the Reporting Persons affected no transactions in the Issuer’s common stock.

(d) No entity or person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock that are held by the Reporting Persons reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among Jonathan Hunt, Steven Brandt and Eric Hagen, dated April 17, 2014

Exhibit 2	Common Stock Purchase Agreement, dated March 17, 2014, among John C. Ngitew, Grace E. Parines, Jonathan Hunt, Steven Brandt and Eric Hagen

CUSIP No. 535738 108	13D	Page 8 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2014

/s/ Eric Hagen
Eric Hagen

/s/ Jonathan Hunt
Jonathan Hunt

/s/ Steven Brandt
Steven Brandt

CUSIP No. 535738 108	13D	Page 9 of 19

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, dated April 17, 2014 (including amendments thereto) with respect to the common stock of Lingas Ventures, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 17, 2014

/s/ Eric Hagen
Eric Hagen

/s/ Jonathan Hunt
Jonathan Hunt

/s/ Steven Brandt
Steven Brandt

CUSIP No. 535738 108	13D	Page 10 of 19

COMMON STOCK PURCHASE AGREEMENT

This Common Stock Purchase Agreement (the “Agreement”) made this 17th day of March, 2014, among John C. Ngitew and Grace E. Parines (hereinafter the “Seller”) and the persons indicated on the signature page hereto (collectively, the “Buyer”), regarding the purchase of shares of common stock of Lingas Resources, Inc., a Nevada corporation (the "Company"), and setting forth the terms and conditions upon which the Seller will sell 145,000,000 shares (the “Shares”) of common stock (the “Common Stock”) of the Company, individually owned by Seller to Buyer.

WITNESSETH:

WHEREAS, the Company is a corporation subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the shares of Common Stock are eligible for quotation on the OTC QB (the “OTCQB”) under the symbol “LGSR”;

WHEREAS, immediately following the closing of the purchase of the Shares, the outstanding securities of the Company shall be 290,000,000 shares of Common Stock;

WHEREAS, Buyer has agreed to purchase, and Seller has agreed to sell, the Shares.

NOW THEREFORE, in consideration of the mutual promises, covenants and representations contained herein, the parties herewith agree as follows:

ARTICLE I
SALE OF SHARES

1.01 Sale. Subject to the terms and conditions of this Agreement, simultaneous with the execution an deliver of this Agreement (the "Closing"), the Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from the Seller, good and marketable title to the Shares, free and clear of all pledges, hypothecations, mortgages, liens, encumbrances, options, claims, equities and obligations to other persons of every kind and character (collectively, "Liens"), except that the Shares will be “restricted securities” as defined in the Securities Act of 1933, as amended (the “Securities Act”). the Seller agrees to sell the Shares of Common Stock for an aggregate purchase price of $21,750.00 (the “Purchase Price”). This is a private transaction between the Seller and Buyer.

1.02 Deliveries by the Seller and the Company. At the Closing, the Seller and the Company shall deliver to Buyer the following:

(a) Certificate(s) representing the Shares, signature medallion guaranteed, duly endorsed by Seller, and all other documents, instruments and writings required or requested by the Buyer and/or its counsel evidencing the transfer of the Shares to Buyer, including confirmation from the transfer agent of the Company of such transfer;

(b) A certificate issued by the Nevada Secretary of State as to the good standing of the Company as of the date within two business days of the Closing;

(c) A true and complete copy of the Articles of Incorporation of the Company as in effect as of the date of the Closing, certified by the Secretary of State of Nevada;

CUSIP No. 535738 108	13D	Page 11 of 19

(d) A true and correct copy of the By-Laws of the Company as in effect as of the date of the Closing, certified by the Secretary of the Company;

(e) Board Resolutions authorizing all transactions contemplated by this Agreement, including, without limitation with respect to the appointment of the officers and directors provided for in this Agreement;

(f) Copies of all federal and state tax returns filed by the Company;

(g) SEC EDGAR filing codes of the Company;

(h) Copy of CUSIP confirmation indicating current number;

(i) Certified list of stockholders from the transfer agent for the Company;

(j) All FINRA correspondence in connection with the forward stock split effectuated June 2013;

(k) The Company’s original minute books containing the resolutions and actions by written consent of the directors and stockholders of the Company and the Company’s other original books and records, including the Company’s financial and accounting records (including the Company’s general ledger), all banking records and other regulatory filings and filing codes in whatever media they exist, including paper and electronic media;

(l) Duly executed and notarized resignations of all of the Company’s officers and directors, with the resignation of Mr. Ngitew as a director being effective only 10 days after the filing and distribution of a Schedule 14f-1 Information Statement; and

(m) All other documents, instruments and writings required by this Agreement to be delivered by the Company at the Closing, all of the Company’s original books of account and record, and any other documents or records relating to the Company’s business requested by Buyer in connection with this Agreement.

1.03 Deliveries by Buyer. At the Closing, the Buyer shall deliver the following to the Seller the Purchase Price, payable by wire transfer to the escrow account of Glenn & Glenn.

CUSIP No. 535738 108	13D	Page 12 of 19

ARTICLE II
REPRESENTATIONS AND WARRANTIES

The Seller hereby represents and warrant to the Buyer the following:

2.01 Organization. The Company is a Nevada corporation duly organized, validly existing, and in good standing under the laws of that state and has full power and authority to own, lease and operate its properties and to carry on its business as now being and as heretofore conducted. The Company is not qualified or licensed to do business as a foreign corporation in any other jurisdiction and neither the location of its assets nor the nature of its business requires it to be so qualified. There are no corporations, partnerships or other business entities directly or indirectly controlled or owned by the Company.

The Company is a reporting company pursuant to Securities and Exchange Commission (“SEC”) rules and regulations, and has filed timely all reports schedules, forms, statements and other documents required to be filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to Section 12(g), 13(a) or 15(d) thereof. (The foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”). The shares of Common Stock of the Company are currently quoted on the Over-the-Counter QB. As of their respective dates, the SEC Reports comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and none of the SEC Reports contained an untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the statements made in any such SEC Reports is, or has been, required to be amended or updated under applicable law (except for such statements as have been amended or updated in subsequent filings prior the date hereof). The Company has not received any communication from the SEC, FINRA or any other regulatory authority regarding any SEC Report or any disclosure contained therein.

2.02 Capital. The authorized capital stock of the Company consists of 2,610,000,000 shares of Common Stock, $0.001 par value, of which 290,000,000 shares of Common Stock are issued and outstanding, and no shares of Preferred Stock are authorized. All outstanding shares of the Company are fully paid and non-assessable, free of any Liens except for restrictions on transfer imposed by federal and state securities laws. There are no outstanding subscriptions, pre-emptive rights, options, rights, warrants, convertible securities, or other agreements or commitments obligating the Company to issue or to transfer any additional shares of its capital stock. None of the outstanding shares of Common Stock of the Company are subject to any proxies, voting agreement, rights of first refusal or any other kind of stock restriction agreements. The Seller is the record and beneficial owner of the Shares. The Seller holds the Shares free and clear of any Liens and has the absolute right to sell and transfer the Shares to the Buyer as provided in this Agreement without the consent of any other person or entity. Upon transfer of the Shares to Buyer hereunder, Buyer will acquire good and marketable title to the Shares free and clear of any Lien, other than applicable securities laws. The Seller acquired the Shares in a lawful transaction as provided for in Exhibit A and in accordance with Nevada corporate law and the applicable securities laws of the United States.

2.03 Financial Statements. The financial statements of the Company included in the SEC Reports (the "Financial Statements") comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods indicated and with each other, except as may be otherwise specified in such financial statements or the notes thereto and except that the unaudited Financial Statements may not contain all footnotes required by U.S. GAAP, and such Financial Statements fairly present the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. As of their respective dates, the Financial Statements complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

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2.04 Filings with Government Agencies. The Company files annual and quarterly reports with the SEC and is current in all filings. The Company is a "shell company", as defined in Rule 12b-2 of the Exchange Act. The Company has made all filings with the State of Nevada that might be required and is current in its filings and reporting to the State of Nevada.

2.05 Liabilities Etc. On the date hereof and as of the Closing date, there are no liabilities, debts or obligations of the Company, whether accrued, absolute, contingent or otherwise (the “Liabilities”) that are not reflected in the Financial Statements. As of the Closing, the Company will have no Liabilities, including without limitation, any obligations due to accountants, lawyers, its transfer agent, Edgar agent or the auditors. The Company is not a guarantor or indemnitor of any Liabilities of any other person, firm or corporation.

2.06 Tax Returns. The Company has filed all federal, state and local tax returns which are required to be filed by it, through and including the date hereof and as of the Closing date, including, but not limited to, its federal income tax returns and all taxes shown to be due thereon (together with any applicable penalties and interest) have been paid. The Company has not incurred any liability for taxes except in the ordinary course of business. The Company has paid or provided adequate reserves for all taxes which have become due for all periods prior to the date of this Agreement or pursuant to any assessments received by it or which the Company is obligated to withhold from amounts owing to any employee, creditor or other third party as at or with respect to any period prior to the date of this Agreement. The federal income tax returns of the Company have never been audited by the Internal Revenue Service. The Company has not waived any statute of limitations in respect of taxes, nor agreed to any extension of time with respect to a tax assessment or deficiency.

2.07 Ability to Carry Out Obligations. The Company and the Seller are fully able, authorized and empowered to execute and deliver this Agreement and any other agreement or instrument contemplated by this Agreement and to perform their respective covenants and agreements hereunder and thereunder. This Agreement and any such other agreement or instrument, upon execution and delivery by the Seller and the Company (and assuming due execution and delivery hereof and thereof by the other parties hereto and thereto), will constitute a valid and legally binding obligation of the Seller and the Company, in each case enforceable against each of them in accordance with its terms, The execution and delivery of this Agreement by the Seller and the Company and the performance by the Seller and the Company of their respective obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation of any of the provisions of, or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaws, or any other agreement or instrument to which the Company or itsofficers, directors or the Seller is a party, or by which they or their assets may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause the Company (and/or assigns) to be liable to any party, or (c) an event that would result in the creation or imposition of any Lienon any asset of the Company or upon the Shares, or (c) violate any law, statute, ordinance, regulation, judgment, order, injunction, decree or award of any court or governmental or quasi governmental agency against, or binding upon the Seller and/or the Company or upon any of their respective properties or assets.

2.08 Contracts, Leases and Assets. The Company is not a party to, or bound by any contract, arrangement, commitment or understanding, including without limitation any; (i) contractual obligation or contractual liability to any officer, employee, stockholder, director, representative or agent thereof; (ii) contract for the purchase or sale of any materials, products or supplies; (iii) contract of employment with any officer or employee or any other person; (iv) deferred compensation, bonus or incentive plan or agreement: (v) management or consulting agreement; (vi) lease for real or personal property (including borrowings thereon), license or royalty agreement; (vii) union or other collective bargaining agreement; (viii) agreement, commitment or understanding relating to the indebtedness for borrowed money; (ix) contract involving aggregate payments or receipts of $1,000 or more; (x) contract relating to the acquisition or sale of any business; or (xi) voting trust agreement or similar stockholders' agreement. As of the Closing, the Company will not have any credit card or bank account.

CUSIP No. 535738 108	13D	Page 14 of 19

No person holds a power of attorney from the Company or the Seller.

2.09 Compliance with Laws. Neither the Company nor the Seller are (i) in violation of any judgment, order, injunction, award or decree which is binding on any of them or any of their assets, properties, operations or business which violation, by itself or in conjunction with any other such violation, would materially and adversely affect the consummation of the transaction contemplated hereby; or (ii) in violation of any law or regulation or any other requirement of any governmental body, court or arbitrator relating to him or it, or to his or its assets, operations or businesses which violation, by itself or in conjunction with other violations of any other law, regulation or other requirement, would materially adversely affect the consummation of the transaction contemplated hereby. The Company has complied in all material respects, with, and is not in violation of any, federal, state, or local statute, law, and/or regulation applicable to the Company. The Company has complied with all federal and state securities laws in connection with the offer, sale and distribution of its securities. The Shares being sold herein are being sold in a private transaction between the Seller and the Buyer, and the Seller make no representations as to whether the Shares are subject to trading restrictions under the Securities Act and rules promulgated thereunder. No consents of any third parties, including, but not limited to, governmental or other regulatory agencies, federal, state or municipal, are required to be received by or on the part of the Company or the Seller for the execution and delivery of this Agreement and the performance of their respective obligations hereunder.

2.10 Litigation. Neither the Seller nor the Company is a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation related to the Company or the Shares. To the best knowledge of the Seller, there is no basis for any such action or proceeding and no such action or proceeding is threatened against the Company. The Company is not a party to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

2.11 Conduct of Business. Prior to the Closing, the Company shall conduct its business in the normal course, and shall not (without the prior written approval of Buyer) (i) sell, pledge, or assign any assets, (ii) amend its Articles of Incorporation or Bylaws, (iii) declare dividends, redeem or sell stock or other securities (iv) incur any liabilities, except in the normal course of business, or (v) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party.

2.12 Trading. The shares of Common Stock are quoted on the OTCBB under the symbol “LNGS” and the shares of Common Stock are eligible for deposit with the DTC. Actual sales of shares of Common Stock have taken place in the over-the-counter market and have been reported on the OTCQB. The Company has not received any correspondence and/or notice (nor has any reason to believe it will in the future receive) regarding the continued eligibility of the Common Stock to be quoted on the OTCQB or deposited with the DTC.

2.13 Sarbanes-Oxley. Except as disclosed in the SEC Reports:

(a) The Company (i) makes and keeps accurate books and records and (ii) maintain and has maintained effective internal control over financial reporting as defined in Rule 13a-15 under the Exchange Act and a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States and to maintain accountability for its assets, (C) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for the Company’s assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it will file or submit under the Exchange Act is accumulated and communicated to management of the Company, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

CUSIP No. 535738 108	13D	Page 15 of 19

(c) (i) The Company has not been advised of (A) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of the Company and each of its subsidiaries to record, process, summarize and report financial data, or any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company and each of its subsidiaries, and (ii) there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(d) There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

2.14 Disclosure. Neither this Agreement, nor any certificate, exhibit, or other written document or statement, furnished to the Buyer by the Seller and/or the Company in connection with the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to be stated in order to make the statements contained herein or therein not misleading.

2.15 Representations. With the exception of Section 2.02 and all representations shall be true as of the Closing and all such representations shall expire twelve (12) months after the Closing.

ARTICLE III
INVESTMENT INTENT

3.01 Transfer Restrictions. Buyer (and/or assigns) agrees that the Shares being acquired pursuant to this Agreement may be sold, pledged, assigned, hypothecated or otherwise transferred, with or without consideration (“Transfer”) only pursuant to an effective registration statement under the Securities Act, or pursuant to an exemption from registration under the Act.

3.02 Investment Intent. The Buyer is acquiring the Shares for his own account for investment, and not with a view toward distribution thereof.

3.03 No Advertisement. The Buyer acknowledges that the Shares have been offered to him in direct communication between him and Seller, and not through any advertisement of any kind.

3.04 Knowledge and Experience. The Buyer acknowledges that he has been encouraged to seek his own legal and financial counsel to assist him in evaluating this purchase. The Buyer acknowledges that Seller have given him and his counsel access to all information relating to the Company’s business that he or any one of them has requested. The Buyer acknowledges that he has sufficient business and financial experience, and knowledge concerning the affairs and conditions of the Company so that he can make a reasoned decision as to this purchase of the Shares and is capable of evaluating the merits and risks of this purchase.

3.05 Restrictions on Transferability. (a) The Buyer is aware of the restrictions of transferability of the Shares and further understands the certificates shall bear the following legend.

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED IN SECTIONS 4(1) AND 4(2) AND REGULATION D UNDER THE ACT. AS SUCH, THE PURCHASE OF THIS SECURITY WAS MADE WITH THE INTENT OF INVESTMENT AND NOT WITH A VIEW FOR DISTRIBUTION. THEREFORE, ANY SUBSEQUENT TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN WILL BE UNLAWFUL UNLESS IT IS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

CUSIP No. 535738 108	13D	Page 16 of 19

(b) The Buyer understands that the Shares may only be disposed of pursuant to either (i) an effective registration statement under the Securities Act, or (ii) an exemption from the registration requirements of the Securities Act.

(c) The Company and/or Seller have neither filed such a registration statement with the SEC or any state authorities nor agreed to do so, nor contemplates doing so in the future for the shares being purchased, and in the absence of such a registration statement or exemption, the Buyer may have to hold the Shares indefinitely and may be unable to liquidate them in case of an emergency.

ARTICLE IV
INDEMNIFICATION

4.01 Claims Against the Company and the Seller.

(a) The Company and the Seller, jointly and severally, shall indemnify and hold the Buyer harmless from and against any loss, damage or expense (including reasonable attorneys' fees) suffered by the Buyer and caused by or arising out of any claim made against the Company:

(i) for any broker's or finder's fee or any similar fee, charge or commission incurred by the Company and/or the Seller prior to or in connection with this Agreement or the transaction contemplated hereby;

(ii) for any foreign, Federal, state or local tax of any kind arising out of or by reason of the existence or operations of the Company and/or the Seller prior to the Closing, including, without limitation, any payroll taxes owed by the Company on account of compensation paid to any employee of the Company prior to such date;

(iii) in respect of any salary, bonus, wages or other compensation of any kind owed by the Company to its employees for services rendered on or prior to the Closing;

(iv) for any damages to the environment caused by or arising out of any pollution resulting from or otherwise attributable to the operation of the business of the Company prior to the Closing;

(v) in respect of any payable of the Company incurred prior to the Closing;

(vi) in respect of any Liability or indebtedness for borrowed money or otherwise incurred on or before the Closing, including, without limitation, with respect to the execution and performance of this Agreement; and

(vii) for expenses required to be borne by the Company and/or the Seller under the provisions of this Agreement.

(b) Other Matters. The Company and the Seller, jointly and severally, shall also indemnify and hold the Buyer harmless from and against any loss, damage or expense (including reasonable attorneys' fees) suffered by the Buyer and caused by or arising out of (i) any breach or default in the performance by the Company and the Seller of any covenant or agreement of the Company and the Seller contained in this Agreement, (ii) any breach of warranty or inaccurate or erroneous representation made by the Company and the Seller herein or in any Exhibit, certificate or other instrument delivered by or on behalf of the Company and the Seller pursuant hereto, and (iii) any and all actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal and accounting fees) incident to any of the foregoing.

CUSIP No. 535738 108	13D	Page 17 of 19

4.02 Claims Against the Buyer. The Buyer shall indemnify and hold harmless the Seller from and against all loss, damage or expense (including reasonable attorneys' fees) suffered by the Seller and caused by or arising out of (i) any breach or default in the performance by the Buyer of any covenant or agreement of the Buyer contained in this Agreement, (ii) any breach of warranty or inaccurate or erroneous representation made by the Buyer herein or in any certificate or other instrument delivered by or on behalf of the Buyer pursuant hereto and (iii) any and all actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal and accounting fees) incident to the foregoing.

4.03 Indemnification Non-Exclusive. The foregoing indemnification provision is in addition to, and not derogation of any statutory, equitable or common law remedy any party may have for breach of representation, warranty, covenant or agreement.

ARTICLE V
MISCELLANEOUS

5.01 Captions and Headings. The article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

5.02 No Oral Change. This Agreement and any provision hereof, may not be waived, changed, modified, or discharged, orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

5.03 Non Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

5.04 Time of Essence. Time is of the essence of this Agreement and of each and every provision hereof.

5.05 Entire Agreement. This Agreement, including any and all attachments hereto, if any, contain the entire Agreement and understanding between the parties hereto, and supersede all prior agreements and understandings.

5.06 Partial Invalidity. In the event that any condition, covenant or other provision of this Agreement is held to be invalid or void by any court of competent jurisdiction, it shall be deemed severable from the remainder of this Agreement and shall in no way affect any other condition, covenant or other provision of this Agreement. If such condition, covenant or other provision is held to be invalid due to its scope or breadth, it is agreed that it shall be deemed to remain valid to the extent permitted by law.

5.07 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures will be acceptable to all parties.

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5.09 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or on the second day if faxed, and properly addressed or faxed as follows:

If to the Seller, as follows:

By email to: lingas@yourmail.bz

With a copy to: rglenn@glennandglenn.com

If to the Buyer, as follows:

Xxx
Xxx
xxx

With a copy to: david@dlubinassociates.com

5.10 Binding Effect. This Agreement shall inure to and be binding upon the heirs, executors, personals, successors and assigns of each of the parties to this Agreement.

5.11 Effect of Closing. All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, shall be true and correct as of the Closing and shall survive the Closing of this Agreement.

5.12 Mutual Cooperation. The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transaction described herein.

5.13 SEC Filings. The Company shall file with the SEC all required forms and disclosure items in a timely manner (which forms and disclosure items must be approved by legal counsel to the Company and the Buyer prior to filing and/or disclosure) required and/or relating to this Agreement or otherwise.

5.14 Public Announcements. No party hereunder shall, without the express prior written consent of the Buyer make any announcement or otherwise disclose any information regarding this Agreement and/or the transactions contemplated hereby other than as required by law or otherwise deemed advisable in counsel's opinion to ensure compliance with public disclosure requirements under the federal securities laws; provided, however, that the parties hereto agree that the Company, following the Closing, shall file a Current Report on Form 8-K with the SEC in the period proscribed by applicable law.

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In witness whereof, this Agreement has been duly executed by the parties hereto as of the date first above written.

Seller

By:	/s/ John C. Ngitew
John C. Ngitew

By:	/s/ Grace E. Parines
Grace E. Parines

Buyer

By:	/s/ Eric Hagen
Eric Hagen, 49,000,000 shares

By:	/s/ Jonathan Hunt
Jonathan Hunt, 48,000,000 shares

By:	/s/ Steve Brandt
Steve Brandt, 48,000,000 shares